Exhibit 99.1

InflaRx to Present at Upcoming Virtual Investor Events

Jena, Germany, August 6, 2020 – InflaRx N.V. (Nasdaq: IFRX), a clinical-stage biopharmaceutical company developing anti-inflammatory therapeutics by targeting the complement system, will present at several upcoming virtual investor events in August and September as follows:

BTIG Virtual Biotechnology Conference: August 10th – 11th

A BTIG analyst will host a fireside chat with Prof. Niels C. Riedemann, Chief Executive Officer and Founder of InflaRx, to discuss the Company’s pipeline and upcoming catalysts on Monday, August 10th at 12:30pm EST. The Company will also hold virtual 1X1 meetings.

A live webcast of the fireside chat will be provided on the InflaRx website in the Investors section under Events & Presentations. A replay will be available following the live event.

H.C. Wainwright Annual Global Investment Conference: September 14th – 16th

The Company will give a presentation and conduct virtual 1X1 meetings.

A live webcast of the Company’s presentation will be provided on the InflaRx website in the Investors section under Events & Presentations.

Oppenheimer Fall Healthcare Life Sciences & MedTech Summit: September 21st – 23rd

The Company will give a presentation and conduct virtual 1X1 meetings.

About IFX-1:

IFX-1 is a first-in-class monoclonal anti-human complement factor C5a antibody, which highly and effectively blocks the biological activity of C5a and demonstrates high selectivity towards its target in human blood. Thus, IFX-1 leaves the formation of the membrane attack complex (C5b-9) intact as an important defense mechanism, which is not the case for molecules blocking the cleavage of C5. IFX-1 has been demonstrated to control the inflammatory response driven tissue and organ damage by specifically blocking C5a as a key “amplifier” of this response in pre-clinical studies. IFX-1 is believed to be the first monoclonal anti-C5a antibody introduced into clinical development. Approximately 300 people have been treated with IFX-1 in clinical trials, and the antibody has been shown to be well tolerated. IFX-1 is currently being developed for various indications, including Hidradenitis Suppurativa, ANCA-associated vasculitis, Pyoderma Gangraenosum and COVID-19 pneumonia.

About InflaRx N.V.:

InflaRx (Nasdaq: IFRX) is a clinical-stage biopharmaceutical company focused on applying its proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of C5a. Complement C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. InflaRx was founded in 2007, and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI, USA. For further information please visit www.inflarx.com.

Contacts:

InflaRx N.V.
Jordan Zwick – Global Head of Business Development & Corporate Strategy
Email: jordan.zwick[at]inflarx.de
Tel: +1 917-338-6523

MC Services AG
Katja Arnold, Laurie Doyle, Andreas Jungfer
Email: inflarx[at]mc-services.eu
Europe: +49 89-210 2280
US: +1-339-832-0752

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “believe,” “estimate,” “predict,” “potential” or “continue” and similar expressions. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials; the impact of the COVID-19 pandemic on the Company; the timing  of and our ability to commence and conduct clinical trials; potential results from current or potential future collaborations; our ability to make regulatory filings, obtain positive guidance from regulators, and obtain and maintain regulatory approvals for our product candidates; our intellectual property position; our ability to develop commercial functions; expectations regarding clinical trial data; our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies; the industry in which we operate; the trends that may affect the industry or us and the risks, uncertainties and other factors described under the heading “Risk Factors” in InflaRx’s periodic filings with the Securities and Exchange Commission. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.